Exhibit 99.10

PRESS RELEASE

Libya: TotalEnergies strengthens its presence
and implements its multi-energy strategy

Paris, November 23, 2021 – During the Libya Energy & Economy Summit, the first economic conference to take place in Libya in 10 years, initiated by the Government of National Unity, TotalEnergies signed with the Libyan authorities various agreements for the sustainable development of the country’s natural resources.

These agreements aim to develop solar projects supplying electricity to the Libyan people and to invest in projects reducing gas flaring in oil fields in order to supply gas to power plants as well as to contribute to the national goal of restoring the country’s oil production to 2 million barrels per day and supplying world markets.

Among the signed agreements is a Memorandum of Understanding between TotalEnergies and the General Electricity Company of Libya for the development of solar photovoltaic projects with a total capacity of 500 MW designed to supply electricity to the national grid.

Additionally, the Council of Ministers of the Government of National Unity approved the joint acquisition by TotalEnergies and ConocoPhillips of the 8.16% interest held by Hess in the Waha concessions, which will increase TotalEnergies’ interest in these concessions from 16.33% to 20.41%. During the conference, TotalEnergies thus confirmed its willingness:

-	to develop the production capacity of the Waha concessions, notably the 100 kbpd North Gialo project, representing a $2 billion investment,

-	to invest in gas gathering projects to reduce flaring and supply power plants in the region and using solar energy to power Waha’s industrial facilities.

“These agreements reflect TotalEnergies’ willingness to strengthen its investments in Libya’s energy sector. We aim to assist the country in building a more sustainable future through a better use of the country’s natural resources, including solar energy, which will directly improve the accessibility of cleaner, more reliable and more affordable electricity to the Libyan people,” said Patrick Pouyanné, Chairman & CEO of TotalEnergies. “We are thus leveraging our leadership position in the region, where the lowest-cost hydrocarbons are produced, to pursue our development in renewable electricity. These agreements further illustrate the sustainable development model of TotalEnergies, a global multi-energy company that supports producing countries in their energy transition.”

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TotalEnergies in Libya

TotalEnergies has been present in Libya since 1954. In 2020, the Company’s production was 43,000 boe/d. This production comes from the offshore Al Jurf field (TotalEnergies, 37.5%), the El Sharara onshore area (TotalEnergies, 15% on block ex-NC 115 and 12% on Block ex-NC 186) and the Waha fields (TotalEnergies, 20.41%, after the joint acquisition of Hess interest).

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).